

June 6, 2012

Via E-mail
Michael Kim
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

> **Re:** **Patni Computer  Systems Ltd.**
> **Schedule TO-T/A and Schedule 13E-3/A filed May 25, 2012 by iGate**
> **Corporation, et. al**
> **File No.5-82642**

Dear Mr. Kim:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3/A

Item 15.  Additional Information

1. The disclosure under (a)(4) should be included in the document disseminated to shareholders, rather than just in the Schedule 13E-3. Please revise or advise.

General

2. Since this offer is being conducted in accordance with Indian law and practice, we are less familiar with the format of the offer materials and the dissemination practices utilized. In your response letter, tell us which documents included in your EDGAR filing

were or will be disseminated to shareholders and how they were or will be disseminated. Provide the same information as to any amended materials filed in response to these comments or otherwise.

3. The Special Factors section and the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 should be relocated to the front of the disclosure document. See Rule 13e-3(e)(1)(ii).Currently, the disclosure under Special Factors begins on page 28 of a 41 page document.

4. The Summary Term Sheet must briefly describe in bullet point format the most material terms of the transaction. See Item 1001 of Regulation M-A and Rule 13e-3(e)(1)(i). This kind of section is particularly useful in an offer conducted in accordance with Indian law, with which U.S. shareholders may have less familiarity. While not required, it may be helpful to use question and answer or other easily understandable format to highlight the most significant features of the offer. Please revise.

Summary Term Sheet, page 12

5. Briefly discuss the bidders' plans with respect to any shares not tendered into the offer. Under Indian law, can the bidders "squeeze out" any shares not tendered during the year-long subsequent offering period? If so, what will be the form of that second-step transaction and what consideration will be provided to remaining Patni shareholders?

The Promoters' Position on the Fairness of the Delisting Offer, page 13

6. There appears to be a word missing in the second sentence of this section. As a consequence, the promoters' position on the fairness of the offer is not stated. Please revise. Your amended disclosure should also specifically address fairness to unaffiliated shareholders of Patni.

Patni's Position on the Fairness of the Final Price in the Delisting Offer, page 13

7. All filing persons should address the fairness (both substantively and procedurally) of the transaction in the disclosure document. Referring to the heading in this section which relates to the target company's fairness determination, and the heading of the preceding section addressing the other filing persons' views as to fairness, the subject matter of the fairness determination should correspond. That is, both Patni and the other filers should be addressing the entire transaction and not just the final price. Please revise this section accordingly.

The Exit Window, page 18

8. We are concerned that shareholders may not understand the description of the payment process here. For example, what is a "crossed account payee check"? "Real time gross

settlement system"? Please describe the payment process in plain English, such that tendering holders can understand how and when they will receive payment.

Tendering of Common Stock Underlying ADSs, page 19

9.  Refer to the third from the last paragraph in this section on page 19. Some words appear to be missing from the last sentence of this paragraph. While you note that the Bank of New York Mellon will charge a fee of $5.00 or less per 100 ADSs (or portion thereof), clarify that this fee will be paid by the bidders.

10. Refer to the disclaimer in the first sentence of the second to last paragraph on page 19. The disclaimer is inappropriate because all of the material risks associated with participation in this offer should be described in the offer documents. Please revise.

11. See our last comment above. The same sentence in your disclosure document references risks involved in the re-issuance of ADSs by the Depositary; however, re-issuance is not discussed in the disclosure that precedes that paragraph (unless it is part of the omitted language cited in our comment above). Please revise or advise.

12. Refer to the last sentence in the second paragraph on page 20. Since you are facilitating the opening of demat accounts in India through your agent, Morgan Stanley, the disclosure document disseminated to shareholders should summarize all of the risks associated with that process to which you allude in that sentence.  Please revise.

Special Factors, page 28

13. In the second paragraph of this section on page 28, you state that if the Delisting Proposal is successful, the Promoters will own 100% of Patni. Please explain. It is our understanding that participation in the subsequent offering period is voluntary. Therefore, how can you ensure 100% participation? (see our comment above regarding your plans for Patni after this offer is completed.)

14. Refer to the first full paragraph after the bullet points on page 29. Clarify whether the other compliance option referenced in the first paragraph is the option of selling shares to reduce the Promoters' beneficial ownership in Patni or if not, please explain.

15. Refer to the same paragraph. The last sentence in that paragraph is confusing, since it appears to be addressed to shareholders electing whether or not to participate in the initial offering period when the Final Price was unknown and still subject to determination. Please revise.

Determination of Fairness by the Promoters, page 29

16. Explain why the Promoters believe the Delisting Offer is procedurally fair in the absence of the safeguards set forth in Item 1014(c), (d) and (e). Provide the same disclosure with respect to all other filing persons on the Schedule 13E-3.

17. The factors set forth in Instruction 2 to Item 1014 are typically considered relevant in assessing the fairness of a transaction to unaffiliated security holders. To the extent that any one of those factors was not considered or was considered but not deemed relevant in the context of this offer, this fact may be important for Patni shareholders to understand as part of the filers' fairness discussion.  Please describe how each filing person considered the Instruction 2 factors. If a factor(s) was not considered in the context of this transaction or was considered but not deemed relevant, please explain why in the disclosure document.  Provide the same disclosure with respect to all filing persons on the Schedule 13E-3.

Summary of the Oral Presentation made by PW & Co. at the Patni Meeting on November 16, 2011, page 31

18. We note the disclosure that Patni engaged PW & Co. as a financial advisor to evaluate the benefits and detriments of the proposed transaction to Patni, its employees and its minority shareholders. Please indicate whether PW & Co. provided any written materials within the meaning of Item 1015 of Regulation M-A in connection with its role in this transaction. This would include "board books" or other presentation materials, in addition to more formal reports. If so, such materials must be filed as an exhibit to the Schedule 13E-3.  See Item 1016(c) of Regulation M-A.

19. The disclosure on page 32 states that PW & Co. "concluded by stating that in their view the delisting was (a) in the best interests of minority shareholders …"  Expand the summary of PW & Co.'s opinion to explain the reasons for this belief.

20. Explain in greater detail why the merger with the Promoters' parent entity was not considered a viable option for the company.

21. Clearly explain why Patni did not ask PW & Co. to evaluate a fair price or range of prices for Patni shares.  How does the fact that Discovered Price was set by shareholders automatically lead to the conclusion that it is fair, in the board's view?

Patni's Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer, page 33

22. See our comments above regarding the need to address certain factors in assessing the procedural and substantive fairness of this transaction.  Please expand this section to

address as to Patni.

23. Patni must express an opinion as to the fairness of the proposed transaction, not simply the substantive fairness of the price per share being offered. This opinion must be addressed as to the unaffiliated shareholders of Patni. Please revise.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions